October 1, 2012

Via Facsimile and U.S. Mail

Christian Windsor
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Prosper Funding LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed May 29, 2012
File No. 333-179941

Dear Mr. Windsor:

On behalf of Prosper Funding LLC, a Delaware limited liability company (“Prosper Funding” or the “Company”), we are providing the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated June 22, 2012, with respect to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-179941) filed with the Commission on May 29, 2012 (the “Registration Statement”).  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

General

1.
We note your responses to our former comment 5 issued in our letter dated April 3, 2012 (response dated April 23, 2012) and to our former comment 4 issued in our letter dated May 11, 2012 (response dated May 29, 2012) regarding the proposed structure for Prosper Funding LLC, as issuer of the Borrower Payment Dependent Notes.  Based upon our evaluation of your plan of operation and the Commission’s findings in its Cease and Desist Order issued in the Matter of Prosper Marketplace (Release No. 8984, Nov. 4, 2008) that the notes are also investment contracts, please revise the registration statement to include Prosper Marketplace as a co-issuer of the notes, and include all appropriate disclosure with respect to Prosper Marketplace as a co-issuer of the Notes.  We may have further comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Response:  Based on further discussion with the Staff following the receipt of the Staff’s June 22, 2012 comment letter, we understand the Staff’s current position to be that PMI is an issuer of an investment contract that the Staff deems to be offered in connection with administrative functions it will provide to Prosper Funding as operator of the platform.  Further, we understand that the staff would not object if PMI registers any such investment contracts deemed to be offered in the same Registration Statement as the Notes.

In response to these comments, we have amended the Registration Statement to treat PMI as the issuer of investment contracts deemed to be attached to Notes sold by Prosper Funding.  The investment contracts will not be separable from the Notes and will not be assigned a value separate from the Notes.  The fee table includes both the Notes offered by Prosper Funding and the investment contracts that may be deemed to be offered by PMI.  Specifically, we will register the maximum aggregate amount of Notes to be included in the Registration Statement and note that no separate consideration will be received for the investment contracts that may be deemed to be attached to the Notes.

Prosper Funding and PMI will register the Notes and the investment contracts on one combined registration statement that will include a single prospectus.  The prospectus will contain the disclosure currently included in the Registration Statement.  In addition, it will include or incorporate by reference disclosure about PMI similar to the information included in the Registration Statement on Form S-1 that PMI filed on July 10, 2012 (File No. 333-182599) and the information included in PMI’s periodic reports, including information regarding PMI’s officers and directors and the Description of Business, MD&A, Historical Loan Performance, Financial Statements and Risk Factor sections from PMI’s public filings.

PMI will provide three kinds of services to Prosper Funding under a single written agreement (the “Administration Agreement”): (i) PMI will manage the operation of the platform itself (loan verification, credit policy revisions, systems maintenance, etc.) (the “Platform Administration Services”); (ii) PMI will provide back-office services to Prosper Funding (maintaining  books and records, making periodic regulatory filings, performing limited cash management functions, etc.) (the “Corporate Administration Services”); and (iii) PMI will service the loans and notes originated through the platform (the “Loan Servicing Services”).  The Registration Statement clearly explains that the putative investment contracts relate to PMI’s services in supporting the operation of the Prosper loan origination platform pursuant to the Administration Agreement, and that PMI may be held liable to the extent that it fails to fulfill its obligations under that agreement.  The Registration Statement also will clearly disclose that Note holders are creditors of Prosper Funding only and are not creditors of PMI, and that PMI will have no obligation to fund any payments on the Notes.

The Administration Agreement will clearly delineate the scope and nature of the services falling into each of those three categories, and will provide for separate terms relating to each such category of services in respect of (i) compensation and expense reimbursement, (ii) standards of care, (iii) termination of PMI’s right to provide such services and resignation by PMI in relation to the provision of such services, and (iv) indemnification.  Clearly delineating PMI’s responsibilities as falling into three categories (albeit under a single contract)  in this manner will be advantageous for Prosper Funding, because it will allow Prosper Funding greater flexibility to replace PMI with one or more third parties for only certain services if and as necessary, without necessarily disrupting the provision of other services by PMI.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

2.
We note that your substantive consolidation analysis relies on your adherence to certain “separateness covenants.”  However, the disclosure in your prospectus and servicing agreement appears to infringe upon these covenants.  For example:

•
You are required to maintain your own separate books and records and bank accounts.  However, your servicing agreement provides that Prosper Marketplace, and not the Company, will maintain books and records and bank accounts on behalf of the Company;

•
You are required to hold yourself out to the public as a separate legal entity from Prosper Marketplace.  However, you intend to continue the use of PMI’s website Prosper.com (which could refer to Prosper Marketplace or the Company); you intend to operate the platform in an identical way; PMI will represent the Company in any arbitration with customers, and information verification and collections will be conducted by Prosper Marketplace.  All of these actions appear to confuse the separateness of the legal entities;

•
You are required to have a Board that is separate from Prosper Marketplace and yet a majority of your board is made up of Prosper Marketplace executive officers.  Furthermore, your servicing agreement contemplates that PMI will prepare resolutions for Board meetings and we note that you share a director with Prosper Marketplace (Mr. Adarkar has signed the Servicing and Indemnity Agreement as a director of Prosper Marketplace); and

•
You are required to maintain an arm’s length relationship with Prosper Marketplace and yet Prosper Marketplace contemplates advancing money to the Company, indemnifies the Company to WebBank, and Prosper Marketplace executive officers control the Board of the Company.

Please provide your analysis, using case law to support your position, as to whether bankruptcy courts have considered this level of “separateness” sufficient to avoid substantive consolidation.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Response:  A bankruptcy court applying generally accepted legal standards and exercising its powers in equity in a manner consistent with appellate court precedent will order substantive consolidation only if (i) creditors disregarded the separate legal existence of the subject entities and dealt with them as if they were a single entity and did not rely on their separate identity in extending credit or (ii) the assets and liabilities of the subject entities are so entangled that it would be prohibitive to unscramble their respective assets and liabilities and so consolidation would benefit all creditors.1  Even courts that have suggested that substantive consolidation may be ordered if there is substantial identity between the entities and a harm may be avoided or a benefit realized from consolidation have uniformly declined to consolidate entities if separate assets and liabilities can be identified and a significant creditor relied on the separate legal existence of the entities.

In the Third Circuit, a court will order substantive consolidation only if (i) pre-petition, the entities disregarded their separateness so significantly that their creditors relied on the breakdown of entity borders and treated them as one legal entity or (ii) post-petition, the assets and liabilities of the subject entities are so entangled that separating them is prohibitive and hurts all creditors.2  In the Second and Ninth Circuits, a court will order substantive consolidation only if (i) creditors dealt with the entities as a single economic unit and did not rely on their separate identity in extending credit or (ii) the affairs of the two entities are so entangled that consolidation will benefit all creditors.3  In the District of Columbia, Eighth and Eleventh Circuits, the proponent of substantive consolidation must demonstrate that (i) there is substantial identity between the entities to be consolidated and (ii) consolidation is necessary to avoid some harm or realize some benefit.4  If the proponent makes such a demonstration, the burden shifts to an objecting creditor to show that (i) it has relied on the separate credit of one of the entities to be consolidated and (ii) it will be prejudiced by substantive consolidation.  In the D.C., Eighth and Eleventh Circuits, a court will not order substantive consolidation if there are any creditors who actually relied on the separate legal existence of the entities and who would be prejudiced by the consolidation, unless the benefits of consolidation heavily outweigh the harm to the objecting creditor.

Creditors Will Deal With the Company and PMI as Separate Legal Entities

Creditors will deal with the Company and PMI as separate entities and will not experience any confusion as to the entity with which they are dealing.  The Prosper website is being redesigned to replace PMI with the Company, and will include new statements and disclosures about the Company’s ownership and operation of the platform, ownership of the loans and role as sole obligor on the offered Notes and the outstanding notes issued by PMI.  The Registration Statement and financial statements of the Company and PMI also will contain clear statements and disclosures about the Company’s ownership and operation of the platform, ownership of the loans and role as sole obligor on the offered Notes and the outstanding notes issued by PMI.  Borrower members with outstanding loans owned by PMI and lender members holding outstanding notes issued by PMI will be notified by e-mail that the Company has assumed their loans and notes, respectively, and that the Company now owns and operates the website platform.  Such members will have to execute new registration agreements with the Company in order to borrow or invest once the Company takes over the business, which agreements also will clearly state that the Company owns and operates the platform, owns the loans and is the sole obligor on the Notes.  All material third-party contracts are being amended and restated to substitute the Company for PMI, except that PMI will remain a party thereto in its capacity as administrator of the platform and will indemnify the contract counterparties with respect to its performance of such administrative services and for its own representations and warranties, as is customary in transactions where third parties contract with a special purpose entity.

4 In re Gilles, 962 F.2d 796, 799 (8th Cir. 1992); Eastgroup Properties v. S. Motel Ass’n, Ltd., 935 F.2d 245, 249 (11th Cir. 1991); Drabkin v. Midland-Ross Corp. (In re Auto-Train Corp., Inc.), 810 F.2d 270 (D.C. Cir. 1987).

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

The Assets and Liabilities of the Company and PMI will be Separate and Easily Identifiable

All borrower loans facilitated through the platform will be assets of the Company and all notes issued through the platform will be obligations of the Company.  All material contractual liabilities (other than the customary indemnification obligations mentioned above) related to operating the business will be liabilities of the Company.  The Company and PMI will not commingle funds or share bank accounts.  The Company will have separate books and records and will issue financial statements separate from those of PMI.5

The Role of “Separateness” Covenants

“Separateness” covenants, such as those contained in the Company’s organizing document, are a checklist of actions for a bankruptcy-remote special purpose entity (“SPE”) regarding the management of its own internal affairs and its dealings with affiliates and third parties that, if adhered to, should prevent a creditor from arguing successfully that substantive consolidation is appropriate.  The covenants do not represent requirements that, if not adhered to, will presumptively result in substantive consolidation.  Thus, while adherence to the separateness covenants can effectively establish a presumption that substantive consolidation is not warranted, the reverse is not true—failure to adhere to the covenants does not necessarily establish a presumption that substantive consolidation is warranted.  The previously described legal standards and balancing of equitable considerations must always be satisfied before a court will order substantive consolidation.  In many reported cases, relevant entities took actions inconsistent with the standards set by our separateness covenants, but the courts did not order substantive consolidation because not all creditors had disregarded the separate legal existence of the affiliated entities and their assets and liabilities were not excessively entangled.

5 Pursuant to the Corporate Services Agreement, PMI may physically maintain such books and records for the Company, but there will not be a common set of books and records that includes both entities.  Each entity will have its own separate books and records.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

In our previous letter to the staff, dated May 29, 2012, we provided a list of some of the separateness covenants to which the Company adheres.  The Company intends to adhere to those covenants at all times, which should negate the ability of creditors to demonstrate that substantive consolidation of the Company and PMI is warranted.  PMI also will adopt resolutions undertaking similar covenants limiting how it will interact with the Company (e.g., only on arms-length terms, no commingling of assets or liabilities, maintenance of separate books and records and separate financial statements)  and undertaking to prevent misleading creditors as to the separate legal existence of PMI and the Company (e.g., not holding  itself out as an obligor or guarantor of the Company's obligations, nor purporting that the Company is an obligor or guarantor of PMI’s obligations or that the assets of either are available to satisfy the obligations of the other).  Even if the Company or PMI were inadvertently to breach one or more of the covenants, however, that would not necessarily result in substantive consolidation of the Company with PMI.  A creditor would still need to demonstrate that it disregarded the separate legal existence of the Company and PMI or that the assets and liabilities of the Company and PMI are so entangled that they cannot meaningfully be separated.  For the reasons set forth above, we do not think a creditor will be able to make such a showing.

PMI’s Provision of Corporate Administration Services, Platform Administration Services and Loan Servicing Services is Common in Offerings by Subsidiaries Without Employees

In a typical offering by an SPE: (a) the SPE has officers and directors, but no employees, and many of its officers and directors are also officers and directors of its parent company; (b) day-to-day administrative tasks (such as maintaining books and records, making annual corporate filings and  cash management) are performed by the employees of an operating company that is an affiliate of the SPE that acts as the manager and/or administrative agent of the SPE pursuant to written management and/or administration agreements; (c) maintenance of and operation of physical assets, hardware and software of the SPE is similarly performed by either the employees of an operating company that is an affiliate of the SPE or by capable third party service providers pursuant to written agreements; and (d) the servicing (i.e., tracking, enforcement, collection, application of proceeds and related periodic reporting) of the financial assets of the SPE is also commonly performed by either employees of an operating company that is an affiliate of the SPE or capable third party service providers pursuant to written agreements.   For example, in “whole company” securitizations, franchise royalties are conveyed to an SPE, but the franchisor continues to run the business and conduct all dealings with franchisees and other third parties.   In “revolving” or “master trust” structures, such as securitizations of credit card and trade receivables, auto loans, dealer floor plan loans and insurance premium finance loans, new assets are continually created and transferred to the SPE as existing securitized assets are paid down.  In such structures, the servicer continues to deal with all customers and obligors and otherwise makes all decisions regarding management of the related accounts, but does so for the benefit of the SPE and its investors or creditors in a manner consistent with articulated parameters or standards (i.e., not in its sole discretion).

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

In these respects, the Company’s offering follows the form of typical SPE issuer structures.

Although several of the Company’s directors are also officers of PMI, the Company’s operating agreement requires it to have two independent directors whose affirmative vote is required for certain material corporate actions (such as changes to its limited business purposes, mergers or acquisitions, material asset dispositions, material agreements with affiliates and the institution of bankruptcy proceedings).  The published criteria of each of the major nationally recognized statistical rating organizations concerning bankruptcy remoteness of special purpose entities (available through the websites each agency maintains) have long recognized that appointing two independent directors, and specifying such voting requirements, is adequate to demonstrate significant operational separateness of SPEs from their parent companies.

The Company has officers and directors, but does not have employees.  For that reason, the Company has contracted with PMI for PMI to (i) perform day-to-day administrative tasks on behalf of the Company pursuant to the corporate administrative services provisions of the Administration Agreement, (ii) act as servicer of the loans, Notes and outstanding PMI notes pursuant to the loan servicing services provisions of the Administration Agreement, and  (iii) maintain and administer the platform pursuant to the platform administration services provisions of the Administration Agreement.  The Administration Agreement will permit PMI to resign and the Company to terminate PMI and select a different administrator or servicer to provide any one or more of such categories of services if it so desires.  The Administration Agreement will require PMI to perform its obligations thereunder for the benefit of the Company (i) in accordance with specific parameters and standards tied to the specified duties, (ii) in accordance with a standard of care that is consistent with the standard PMI would adhere to in the performance of such specific obligations in relation to its own assets and operations and (iii) for specific fees and specific cost reimbursement rights to be funded by the Company.  As a result of these contractual restrictions and limitations on PMI’s discretion (a) PMI will not be gathering and verifying information for its own use, but in the name of the Company and to enable the Company to conduct its own business with the assistance of any administrator or servicer it may retain, (b) PMI will not be arbitrating claims against borrowers on its own behalf or for its own account, but in the name of and for the benefit of the Company, clearly disclosing in all related correspondence and proceedings that it is doing so as the agent of the Company, and (c) PMI’s collections activity and related correspondence also will be on behalf of and for the benefit of the Company, and all related correspondence will identify PMI as the agent of the Company acting for the Company in such activity.  The Administration Agreement will separately specify the compensation and expense reimbursement limitations payable by the Company to PMI in relation to each category of services provided by PMI (or its successor in relation to the provision of such services).

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Under the Administration Agreement, the material terms concerning compensation, indemnification and term and termination will be consistent with terms we are familiar with in relation to situations involving issuers of securities and borrowers of structured or syndicated debt facilities that have a parent or affiliate providing comparable corporate administration services, platform administration services and loan servicing services.  It is our belief that the reasonable and arms-length nature of such material terms will enable the Company to arrange for one or more unaffiliated third parties to succeed PMI as the provider of such services under one or all of such agreements on the same economic terms, should that become necessary.

Because the provision of services by an affiliate of the Company will be pursuant to a written contract (the Administration Agreement), the existence and terms of which will be disclosed in the Registration Statement and, via the financial statements of PMI and the Company and otherwise, will be made known to holders of the Notes and other third parties, we do not believe PMI’s provision of any such services will confuse holders of Notes, creditors of the Company or PMI or other third parties concerning the separate legal identities of PMI and the Company.  We remain concerned that unaffiliated potential successors may be reluctant to succeed to the performance of such services even at “market” compensation levels and on other “market” terms if the Commission may determine that such successor is also a “co-issuer” of the investment contract.  But bankruptcy counsel to the Company has advised that in terms of the bankruptcy issues discussed above, the initial provision of such services by PMI pursuant to one or more clear written agreements on the terms described above should not cause a bankruptcy court to  conclude that PMI and the Company are a single legal entity.

In response to your specific query about the advancing of funds by PMI, we note that PMI will advance only a limited amount of funds in connection with the Company’s formation and establishment of operations.  PMI is not committing to an open-ended obligation to fund capital contributions to the Company, nor to a “support” arrangement guaranteeing a certain capitalization level for the Company, and the Company does not expect that it will require cash to fund its day-to-day operations beyond what it will receive as fees in relation to the loans and servicing of the Notes and outstanding notes going forward.  We respectfully submit that it is common and appropriate that a company forming a subsidiary, even an SPE, provide appropriate initial capital contributions to enable the subsidiary to commence operations without being immediately insolvent.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Finally, in response to your query about indemnifications by PMI of certain contract counterparties, we have revised the relevant agreements to clarify that such indemnifications are limited in scope to indemnifications in respect of actions taken by PMI as party thereto individually or as a service provider to the Company pursuant to the Administration Agreement, and PMI’s own representations, warranties and covenants thereunder or in relation to such services.  We consider those indemnification provisions to be customary and reasonable in scope, and not to comprise inappropriate guarantees of the Company’s payment and other obligations thereunder, nor of the credit performance of the loans, Notes or outstanding PMI notes.  As revised, we do not believe there will be a reasonable basis for any counterparty to any such contract (or any borrower or holder of Notes) to conclude that PMI is guaranteeing the loans, Notes or outstanding PMI notes, or guaranteeing any Company obligations under such agreements through such indemnification provisions.

3.
Given Prosper Marketplace will act as the servicer of the notes and has most of the employees who will perform the services called for by the notes and borrower agreements, please revise the registration statement to provide additional information regarding Prosper Marketplace, including but not limited to:

•	Prosper Marketplace’s experience in servicing the types of loans and notes contemplated by this registration statement;

•	Prosper Marketplace’s procedures for servicing the borrower loans and notes in connection with the current transaction;

•	Any factors related to Prosper Marketplace that may be material to an analysis of the servicing of the borrower loans or notes;

•
Prosper Marketplace’s financial condition given that Prosper Marketplace financial condition could have a material impact on its ability to service the borrower loans and thereby materially impact the notes’ performance.

Please also confirm that you will provide updated information in ongoing periodic reports.

Response:  As noted in our response to comment 1, we have amended the Registration Statement to state that PMI may be deemed to be the issuer of an investment contract that would be attached to every Note and will, at least initially, perform various services for the Company pursuant to the Administration Agreement.  As a result, we will include or incorporate by reference expanded disclosure regarding PMI and its duties under and the material terms of such agreement.  The disclosure about PMI is similar to the information included in the Registration Statement on Form S-1 that PMI filed on July 10, 2012 (File No. 333-182599) and the information included in PMI’s periodic reports, including information regarding PMI’s officers and directors and the Description of Business, MD&A, Historical Loan Performance, Financial Statements and Risk Factor sections from PMI’s public filings.  The disclosure concerning the terms of the Administration Agreement includes descriptions of (i) PMI’s material duties and liabilities thereunder, separately discussing such services by category as described above, (ii) the compensation and expense reimbursement provisions therein relating to each category of services, (iii) the resignation and termination provisions therein relating to each category of services and (iv) the standard of care applicable to PMI’s performance thereunder relating to each category of services.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

The Offering, page 3

4.
You state, in this section and on the cover page, there will not be any underwriters for the offering of the notes of Prosper Funding.  Please provide your analysis as to how you determined that Prosper Marketplace, who will be operating the site used to sell the notes and conducting all sales activities for Prosper Funding, is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933.  Alternatively, please make conforming changes to this section, as well as the prospectus cover page and throughout the registration statement.

Response:  In response to comment 1, we are amending the Registration Statement to state that PMI may be deemed to be an issuer of investment contracts for purposes of this offering.  PMI may be deemed to be an issuer of investment contracts because it has agreed to provide administrative functions on behalf of Prosper Funding.  We respectfully submit that, to the extent those administrative functions cause PMI to be deemed an issuer of investment contracts attached to the Notes, such functions would not also cause PMI to be an underwriter for purposes of this offering.  In this regard, we note that the issuer of a security cannot generally be deemed to be an underwriter for that same offering.  See Section 2(a)(11) of the Securities Act of 1933, which generally defines the term “underwriter” as persons other than the issuer or persons who control the issuer:

…any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission.  As used in this paragraph the term “issuer” shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer. (emphasis added)

According to the Loss, Seligman and Paredes treatise Securities Regulation, the purpose of the highlighted sentence is to define “underwriter” as any person who bought from or sold for either the issuer or a person in a control relationship with the issuer.  Specifically, the introductory clause (“As used in this paragraph”) is to be interpreted to mean that a person in a control relationship with the issuer is considered an issuer (and not an underwriter) solely for the purposes of Section 2(a)(11). Here, PMI is an issuer in the offering at issue and PMI controls Prosper Funding, the only other issuer in the offering.  As a result, we believe that the plain language of the underwriter definition excludes PMI since it would be an “issuer” for the purposes of Section 2(a)(11).

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

In addition to the language of the definition, public policy supports the conclusion that PMI is not an underwriter.  As a controlling person with respect to the Company and as a co-registrant on the registration statement, PMI can be held liable under the Securities Act without the protections of the due diligence defense afforded to underwriters under Section 11 of the Securities Act and would be liable to the same extent as the Company for the disclosures in the Registration Statement under the Securities Act.  Accordingly, we believe that there would be no public policy reason for requiring that PMI identify itself as an underwriter in the offering.

The Prosper Rating may not accurately set forth the risks of investing in the Notes…, page 12

5.
We note your response to our former comment 2; however, you have not explained why Securities Act liability would not attach when the Prosper Rating is inaccurate.  Prosper is choosing to base their ratings on non-verified data and information from its credit score providers which investors then rely upon in the purchase of Notes in the offering.  Please provide your analysis, as requested by former comment 2 or revise this risk factor to clarify that your repurchase obligations under the lender agreement do not impact note holders rights under the securities laws.

Response:  In response to the Staff’s comment, we will revise the risk factor by clarifying that we will not have any indemnity or repurchase obligations under any contractual agreements associated with the platform, except in limited circumstances, and by adding the following sentence: “Prosper Funding’s repurchase obligations under the Indenture, the Notes, the Lender Registration Agreement or any other agreement associated with the platform, and PMI’s concurrent repurchase of the related PMI Management Contracts, do not affect your rights under federal or state securities laws.”

We are a new company and have no independent operating history, page 16

6.
We note your added disclosure on page 16 that Prosper Marketplace will “make an additional contribution to [you] of approximately $3 million” before you commence this offering.  Please file any such agreement as an exhibit to the registration statement so that the staff can review the terms of the contribution.  In addition, please make corresponding disclosure in the Transactions with Related Parties section.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Response:  The Company is filing the Asset Transfer Agreement pursuant to which PMI will make the cash contribution referred to in the comment as an exhibit to the Registration Statement.  Under the Asset Transfer Agreement, PMI will also transfer the platform, and substantially all of its assets and rights related to the platform, to the Company.  We refer to the transfer of assets under the Asset Transfer Agreement as the “Asset Transfer.”

PMI may also transfer substantially all of PMI’s remaining assets to the Company, including all outstanding notes of PMI (the “PMI Notes”) and all borrower loans held by PMI (the “PMI Borrower Loans”). If the Asset Transfer includes the transfer of the PMI Notes and the PMI Borrower Loans (the “Loan and Note Transfer”), PMI is expected to agree in the Asset Transfer Agreement to:

•
fund any repurchase obligation with respect to the PMI Notes, and indemnify Prosper Funding for any other losses that arise out of any lender/borrower/group leader registration agreement related to the PMI Notes or the PMI Borrower Loans, including as a result of a breach by PMI of any of its representations or warranties made therein;

•	fund any arbitration filing or administrative fees or arbitrator fees payable under any lender/borrower/group leader registration agreement related to the PMI Notes or the PMI Borrower Loans; and

•	fund any indemnification obligations that arise under any group leader registration agreement entered into by PMI prior to the date of the Asset Transfer.

Supplemental Indenture

The indenture (the “PMI Indenture”) governing PMI’s Outstanding Notes permits PMI to transfer substantially all of its assets without the consent of the holders of the Outstanding Notes, provided the transferee expressly assumes all of PMI’s obligations under the Outstanding Notes and the PMI Indenture.  Accordingly, if the Loan and Note Transfer occurs, we will enter into a supplemental indenture (the “Supplemental Indenture”) with PMI and Wells Fargo Bank, National Association, as indenture trustee (the “Trustee”), with respect to the PMI Indenture pursuant to which we would become a successor obligor and succeed to and be substituted for PMI, and PMI would be discharged from all of its obligations and covenants, under the PMI Indenture and the PMI Notes (the “PMI Note Assumption”).

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Consequences of Loan and Note Transfer and Note Assumption

If the Loan and Note Transfer, and the Note Assumption, occur:

•
PMI will continue to service the PMI Borrower Loans related to the PMI Notes pursuant to the Administration Agreement, but the Company would become the sole obligor on all PMI Notes and the holder of all related PMI Borrower Loans originated through the platform.

•
All borrower payments on outstanding and future loans will be made directly to the Company.  All payments to be made on newly issued Notes and PMI Notes will be made directly by the Company.  All fees payable by borrowers in relation to new loans, or by lenders in relation to new Notes or PMI Notes, will be payable only to Prosper Funding.

•	Holders of PMI Notes will be third party beneficiaries under the Asset Transfer Agreement and the Administration Agreement.

Disclosure Regarding the Asset Transfer

As noted above, the Asset Transfer Agreement is being filed as a material exhibit to the Registration Statement.  If the Loan and Note Transfer occur, the Asset Transfer Agreement and the Supplemental Indenture will be filed as exhibits to the current offering being conducted by PMI.  In addition, PMI and the Company will comply with the financial statement requirements imposed by Regulation S-X and Regulation S-K.  For example, the Company is including the following information in the Registration Statement:

•	Historical Balance Sheet of the Company (at inception).

•	Pro Forma Financial Statements of the Company

o	Balance Sheet—as of June 30, 2012 and as of December 31, 2011

o	Income Statement—six months ended June 30, 2012 and for the 12 months ended December 31, 2011

o
The Pro Forma Financial Statements will include adjustments relating to the acquisition by the Company of substantially all of PMI’s assets as well as any relevant adjustments relating to any changes in how PMI and the Company will operate.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Participation in the funding of loans could be viewed as creating a conflict of interest, page 19

7.
We note your discussion that Prosper Marketplace and you may participate in funding borrower member loans and holding notes for your own account.  Please revise to provide more detail describing the extent to which you have participated in funding borrower member loans so that investors will have a better understanding of the conflict you describe.

Response:  In response to the Staff’s comment we will revise the risk factor by adding the requested information.

If the security of our lender members’ and borrowers’ confidential information…, page 24
Any significant disruption in service on our website or in PMI’s computer…, page 24

8.
In your response to prior comment 12, you indicate that to your knowledge you have not experienced any security breach.  If you or your hosting provider, Digital Realty Trust, have experienced any cyber attacks, attempts to breach your systems or other similar incidents with your business in the past, please state that fact in your risk factor so that investors are better able to understand the extent to which this risk is likely to impact current or future results.

Response:  We acknowledge the Staff’s comment and have modified our disclosure to clarify that we have occasionally experienced cyber attacks, attempts to breach our systems and other similar incidents, none of which have been successful.  With these revisions, we respectfully submit that we have disclosed all material information regarding security breaches.  As we informed the Staff in our letter dated May 29, 2012, to our knowledge neither PMI nor Digital Realty Trust has ever experienced a security breach.  It is our understanding that any company connected to the internet regularly experiences attempted security breaches.  Although PMI and Digital Realty Trust are not exceptions in that regard, we stress that, to our knowledge, no such attempt has succeeded.  Because we are not aware of any successful security breaches, and because we have no reason to believe that we have experienced any unusual attempts to breach our security, we believe that we have disclosed all material information regarding security breaches.

In addition, we believe our disclosure regarding security breaches is comparable to the disclosure made by LendingClub and by Facebook.  We chose to compare our disclosure to LendingClub’s disclosure because it is our primary competitor and to Facebook’s disclosure because it stores and transmits so much personal information over the internet and raises so many potential privacy concerns.  We have reproduced below our disclosure, LendingClub’s disclosure and Facebook’s disclosure.

Our Disclosure

If the security of Prosper Funding’s lender members’ and borrower members’ confidential information stored in Prosper Funding or PMI’s systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen, Prosper Funding and PMI’s reputations may be harmed, and they may be exposed to liability.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

As with any entity with a significant Internet presence, Prosper Funding, PMI and the third party that Prosper Funding uses for website hosting occasionally have experienced cyber-attacks, attempts to breach their systems and other similar incidents, none of which have been successful.  The platform stores Prosper Funding’s lender members’ and borrower members’ bank information and other personally-identifiable sensitive data.  Any accidental or willful security breaches or other unauthorized access could cause your secure information to be stolen and used for criminal purposes.  Security breaches or unauthorized access to secure information could also expose Prosper Funding or PMI to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity.  If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the relevant software are exposed and exploited, and, as a result, a third party or disaffected employee obtains unauthorized access to any lender members’ or borrower members’ data, Prosper Funding’s relationships with its members will be severely damaged, and it (or PMI) could incur significant liability.  Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, Prosper Funding, PMI and Prosper Funding’s third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.  In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data.  These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause Prosper Funding’s members to lose confidence in the effectiveness of its and PMI’s data security measures.  Any security breach, whether actual or perceived, would harm Prosper Funding and PMI’s reputations, and Prosper Funding could lose members.

Any significant disruption in service on the platform or in PMI’s computer systems could adversely affect PMI’s ability to perform its obligations under the Administration Agreement.

PMI’s ability to perform its obligations under the Administration Agreement could be materially and adversely affected by events outside of its control.  The satisfactory performance, reliability and availability of PMI’s technology and its underlying network infrastructure are important to Prosper Funding and PMI’s respective operations, level of customer service, reputation and ability to attract new members and retain existing members.  PMI’s system hardware is hosted in a hosting facility located in San Francisco, California, owned and operated by Digital Realty Trust.  PMI also maintains an off-site backup system located in Las Vegas, Nevada.  Digital Realty Trust does not guarantee that access to the platform or to PMI’s own systems will be uninterrupted, error-free or secure.  The operation of the platform and PMI’s operation of its own systems depend on Digital Realty Trust’s ability to protect the relevant systems in Digital Realty Trust’s facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity or other environmental concerns, computer viruses or other attempts to harm them, criminal acts and similar events.  If PMI’s arrangement with Digital Realty Trust is terminated, or there is a lapse of service or damage to Digital Realty Trust’s facilities, PMI could experience interruptions in providing its services under the Administration Agreement, Prosper Funding could experience interruptions in the operations of the platform, and both could experience delays and additional expense in arranging new facilities.  Any interruptions or delays in PMI’s performance of its services or in the functioning of and accessibility of the platform, whether as a result of Digital Realty Trust or other third-party error, PMI’s error, natural disasters or security breaches, whether accidental or willful, could harm Prosper Funding’s relationships with its members and its reputation.  Additionally, in the event of damage or interruption, PMI’s insurance policies may not be sufficient for PMI to adequately compensate Prosper Funding for any losses that it may incur.  PMI’s disaster recovery plan has not been tested under actual disaster conditions, and PMI may not have sufficient capacity to recover all data and services in the event of an outage at the Digital Realty Trust facility.  These factors could prevent PMI from processing or posting payments on the borrower loans or the Notes, damage Prosper Funding’s brand and reputation, divert the attention of PMI’s employees, reduce Prosper Funding’s revenue, subject PMI or Prosper Funding to liability and cause members to abandon the platform, any of which could adversely affect PMI and Prosper Funding’s respective businesses, financial condition and results of operations.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

The platform may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions.

The platform may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions.  If a “hacker” were able to infiltrate the platform, you would be subject to the increased risk of fraud or borrower identity theft and may experience losses on, or delays in the recoupment of amounts owed on, a fraudulently induced purchase of a Note.  Additionally, if a hacker were able to access Prosper Funding or PMI’s secure files, he or she might be able to gain access to your personal information.  While Prosper Funding and PMI have taken steps to prevent such activity from affecting the platform, if they are unable to prevent such activity, the value of your investment in the Notes could be adversely affected.

LendingClub’s Disclosure

If the security of our members’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen, our reputation may be harmed, and we may be exposed to liability.

Our platform stores our borrower members’ and investors’ bank information and other personally-identifiable sensitive data. Any accidental or willful security breaches or other unauthorized access could cause your secure information to be stolen and used for criminal purposes. Security breaches or unauthorized access to secure information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party or disaffected employee obtains unauthorized access to any of our members’ data, our relationships with our members will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our members to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose members.

Our ability to service the member loans or maintain accurate accounts may be adversely affected by computer viruses, physical or electronic break-ins and similar disruptions.

The highly automated nature of the LendingClub platform may make it an attractive target and potentially vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. If a “hacker” were able to infiltrate our platform, you would be subject to an increased risk of fraud or borrower identity theft, and may experience losses on, or delays in the recoupment of amounts owed on, a fraudulently induced purchase of a Note. Additionally, if a hacker were able to access our secure files, he or she might be able to gain access to your personal information. While we have taken steps to prevent such activity from affecting our platform, if we are unable to prevent such activity, the value in the Notes and our ability to fulfill our servicing obligations and to maintain our platform would be adversely affected.

Any significant disruption in service on our website or in our computer systems could reduce the attractiveness of our platform and result in a loss of members.

If a catastrophic event resulted in a platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, level of customer service, reputation and ability to attract new members and retain existing members. Our system hardware is hosted in a hosting facility located in Las Vegas, Nevada, owned and operated by Switchnet. We also maintain a real time backup system located in Santa Clara, CA owned and operated by SAVVIS Switchnet does not guarantee that our members’ access to our website will be uninterrupted, error-free or secure. Our operations depend on Switchnet’s ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with Switchnet is terminated, or there is a lapse of service or damage to Switchnet facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of Switchnet other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our members and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage at a Switchnet facility. These factors could prevent us from processing or posting payments on the member loans or the Notes, damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause members to abandon our platform, any of which could adversely affect our business, financial condition and results of operations.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Facebook’s Disclosure

Improper access to or disclosure of our users’ information, or violation of our terms of service or policies, could harm our reputation and adversely affect our business.

Our efforts to protect the information that our users have chosen to share using Facebook may be unsuccessful due to the actions of third parties, software bugs or other technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users’ data. If any of these events occur, our users’ information could be accessed or disclosed improperly. Our Data Use Policy governs the use of information that users have chosen to share using Facebook and how that information may be used by us and third parties. Some Platform developers may store information provided by our users through apps on the Facebook Platform or websites integrated with Facebook. If these third parties or Platform developers fail to adopt or adhere to adequate data security practices or fail to comply with our terms and policies, or in the event of a breach of their networks, our users’ data may be improperly accessed or disclosed.

Any incidents involving unauthorized access to or improper use of the information of our users or incidents involving violation of our terms of service or policies, including our Data Use Policy, could damage our reputation and our brand and diminish our competitive position. In addition, the affected users or government authorities could initiate legal or regulatory action against us in connection with such incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Any of these events could have a material and adverse effect on our business, reputation, or financial results.

If the SEC deems us to be an asset-backed issuer, page 30

9.
We note your discussion that you do not believe the securities issued by Prosper Funding LLC are asset-backed securities as defined in Regulation AB because the notes “are not backed by a discrete pool” of assets but rather are serviced by the cash flow a single obligor.  Please note that the fact an ABS is backed by a single obligation does not remove it from the definition of ABS in Regulation AB.  See, e.g., Section III.A.6 of Asset Backed Securities, SEC Release 33-8518 (Dec. 22, 2004).  Furthermore we note that section 3.3(c) of the servicing agreement provides that the servicer will be responsible for filings required under Rule 15Ga-1.  Therefore we continue to have concerns as to whether the securities are ABS and the ABS disclosure and registration regime is being followed.  It appears that although not meeting the definition of asset-backed security in Regulation AB, the notes do fall within the definition of ABS as defined under Section 3(a)(77) of the Exchange Act.  Please note that the Exchange Act definition of ABS is broader than the definition in Regulation AB.  Please provide us with your detailed legal analysis as to whether the securities are ABS under that definition, or provide the disclosure required by Regulation AB and remove the risk factor and state the securities are asset-backed securities as defined in the statute.  We may have further comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Response:  The Staff has asked whether we deem the Notes to be “asset-backed securities” under Section 3(a)(79) of the Securities Exchange Act of 1934 (the “Exchange Act”).  In relevant part, Section 3(a)(79) defines “asset-backed security” to include any “fixed-income or other security collateralized by any type of self-liquidating financial asset (including a loan . . . or a secured or unsecured receivable) that allows the holder of the security to receive payments that depend primarily on cash flow from the asset.”

We acknowledge that as each Note will be collateralized by the underlying borrower loan, and that as the payments on each Note will “depend primarily” on the cash flow from such borrower loan, the Notes could be deemed to constitute “asset-backed securities” under Section 3(a)(79).  In this regard, we doubt that Congress intended Section 3(a)(79) to extend to securities (such as the Notes) that are not “asset-backed securities” as that term has commonly been understood by investors and by the securities industry.  In particular, asset-backed securities ordinarily entail both the pooling of financial assets and the tranching and diversification of credit risk.  If diversification of assets and obligors were not such an important reason for investors to invest in most asset-backed securities, detailed disclosure regarding significant obligor risk would not be so important under Regulation AB.  Absent tranching, a transaction is, in substance, merely a sale of an undivided interest in the entire underlying asset or pool of underlying assets, albeit in the form of a security.  In our view, these transactions do not share a risk and reward profile similar enough to “asset backed securities” to warrant bringing them within the scope of the Exchange Act definition of “asset-backed securities”.  Their lack of complexity means that these transactions simply do not require the protections afforded by the securitization provisions of the Dodd-Frank Act (or, for that matter, Regulation AB).

The Notes have none of those features and, from a policy perspective, it is not apparent that single obligation pass-through securities (such as the Notes) should be regulated in the same manner as traditional asset-backed securities.  Based on these considerations, we expect to submit a request for exemptive or no-action relief that confirms that the Notes are not “asset-backed securities” for the purposes of the Exchange Act.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

The Staff appears to acknowledge that the Notes do not meet the definition of an “asset-backed security” in Regulation AB. As the Staff noted in its comment, Section 3(a)(79) and Regulation AB contain different definitions of “asset-backed security.”  We note that the Staff concluded that the Notes do “not [meet] the definition of asset-backed security in Regulation AB.”   We concur, and note that, because that is the case, the disclosure requirements specified by Regulation AB would not be applicable to the Notes even if the Notes are “asset-backed securities” under Section 3(a)(79) of the Exchange Act.   We therefore would like to emphasize that the notes issued by PMI (and, we understand, similar notes issued by other peer-to-peer lenders) have never been considered to be “asset-backed securities” under Regulation AB.  There are, in fact, crucial differences between the Notes and Regulation AB asset-backed securities.  In particular, the definition of “asset-backed securities” in Item 1101(c) of Regulation AB extends only to securities that are “primarily serviced by the cash flows of a discrete pool of receivables” (emphasis added) and that are issued by an issuer whose activities are limited to “passively owning or holding the pool of assets, issuing the asset-backed securities . . . and other activities reasonably incidental thereto.”  This definition does not encompass the Notes because (i) we will not limit our activities to “passively owning or holding” the loans and issuing the related Notes, but will instead actively engage in structuring, promoting and operating our proprietary internet-based origination platform and (ii) each Note will entitle the holder to receive the cash flow only from a single, identified loan (and not from a pool of loans).  In other words, we will be an operating company that is fundamentally different from the securitization trusts and other special purpose issuers that historically have been subject to Regulation AB.  Any contrary determination by the Commission at this date (i.e., any determination that Regulation AB applies to us and similar companies) would significantly change the regulatory structure under which peer-to-peer lenders have operated and could substantially impair the industry’s ability to continue to provide an alternative source of consumer credit.  We therefore believe that Regulation AB has—and should have—no application to the Notes.

About the Platform, page 31

10.
Given the reliance of Prosper Funding on Prosper Marketplace for administrative and servicing functions, please include a discussion regarding a potential bankruptcy of Prosper Marketplace and continuity of operations for the benefit of Lenders.  Please also confirm, if true, that new loans will not be extended in the event of bankruptcy by Prosper Marketplace.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Response:  We note the Staff’s comment and we will revise our disclosure in the “Risk Factors” section to include a discussion regarding a potential bankruptcy of PMI and continuity of operations for the benefit of lender members.  In the event of PMI’s bankruptcy, we expect that we could engage one or more other service providers to operate the platform on our behalf.  In addition, we have in place a backup loan servicing agreement with a loan servicing company (CSC Logic, Inc.).

11.
Please revise the registration statement to provide greater disclosure on your loss mitigation and delinquency procedures to the extent material to the payment of the notes and any conflicts of interest posed by your procedures and strategies.  For example, we note in the servicing agreement under Section 3.8 that Prosper Marketplace, as servicer, has significant discretion in administering the collection of borrower loan payments, including loan modifications.  Similar disclosure should be provided in the registration statement as your payment on the note is directly related to payments on the borrower loan.  A risk factor should be added disclosing that Prosper Marketplace, as servicer, has the authority to modify a borrower loan without the consent of the note holders.

Response:  We acknowledge the Staff’s comment and we respectfully submit that we have already disclosed the information identified in this comment.  The “Summary of Indenture, Form of Notes and Administration Agreement—Administration Agreement—Servicing of Borrower Loans and Notes” section of the Registration Statement provides detailed disclosure regarding the loss mitigation and delinquency procedures our servicer is bound to use under the Administration Agreement, including the servicer’s discretion to modify loan terms.  Our disclosure in the “About the Platform—Loan Servicing and Collection” section expressly cross-references the disclosure in the “Summary of Indenture, Form of Notes and Administration Agreement—Administration Agreement” section.

In addition to the disclosure described in the preceding paragraph, we will add a risk factor that discusses PMI’s authority, in its capacity as servicer, to waive or modify the terms of a borrower loan without the consent of Note holders.  This new risk factor is entitled “PMI, in its capacity as servicer, has the authority to waive or modify the terms of a borrower loan without the consent of the Note holders.”

Borrower Identity and Verification, page 45

12.
In your response to comment 14 in your letter dated May 29, 2012, you indicate that Prosper Marketplace will conduct verification to the extent “contemplated by this section.”  However, the disclosure in the relevant section in the prospectus, as well as in Section 3.6 of the Servicing Agreement, does not appear to require any specific level of verification.  Please clarify whether Prosper Marketplace must maintain the current verification levels, or would be free to conduct verification at lower levels.  Based upon your response, provide additional risk factor disclosure regarding the lack of a required verification level and the conflict of interest between Prosper Marketplace and investors in Prosper Funding notes due to the costs associated with performing verifications without additional increase in income.  Provide similar information regarding Prosper Marketplace’s obligation to regularly reassess the Prosper Ratings, including the reasonableness of the implied loss rates.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Response:

Borrower Information Verification

As stated in the “About the Platform—Borrower Identity and Financial Information Verification” section of the prospectus, and pursuant to Section 4.5 of the Administration Agreement, PMI is required to maintain current levels of verification.  Section 4.5 of the Administration Agreement provides that PMI “will verify the identity of each Borrower and will verify income and employment information for a subset of Borrowers, and based on the results of its investigations will cancel certain Loan Listings, in each case in the manner, and to the extent, contemplated by Prosper Funding’s disclosures under the heading ‘About the Platform—Borrower Identity and Financial Information Verification’ in the Prospectus.”

We do not believe there is any conflict of interest between PMI and investors in the Notes “due to the costs associated with performing verifications without additional increase in income.”  The loan servicing fees payable to PMI pursuant to the loan servicing provisions of the Administration Agreement are one component of PMI’s compensation under the Administration Agreement.  The Company derives servicing fees from the borrower loan payments it receives in amounts that will exceed the loan servicing fees payable by the Company to PMI under the Administration Agreement.  If a borrower does not make his payments, the Company’s servicing fee revenue declines, but, pursuant to the loan servicing provisions of the Administration Agreement, the loan servicing fees payable to PMI also will decline.  Therefore, it is in PMI’s financial interest to identify borrowers who are likely to make their loan payments.  In addition, while PMI’s verification obligations will increase as more loans are funded through the platform, so too will PMI’s loan servicing compensation under the loan servicing provisions of the Administration Agreement.  Conversely, PMI must indemnify the Company and other contractual parties for certain losses that arise from its failure to comply with the performance standards included under the Administration Agreement.  As a result, PMI has an incentive to perform its obligations under that agreement, including the verification and collections services that are among its loan servicing obligations in a manner consistent with or that exceeds the standards that it has agreed to observe.

Prosper Rating Reassessment

We will revise the “Risk Management—The Prosper Rating System” section of the prospectus to disclose that, pursuant to the Administration Agreement, PMI will regularly reassess the Prosper Ratings and will notify the Company if it believes that any changes to the Prosper Rating system need to be made.  We also will add a cross-reference to the “Risk Management—Comparing Estimated Loss Rates to Actual Losses” section, which provides further information regarding the process by which the Prosper Ratings are reassessed.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Quick Invest, page 58

13.
Please tell us whether Prosper Marketplace has funded loans in error using the quick-invest feature.  If so, please tell us your policy for refunding money to investors and disclose how this process is communicated to investors who subscribe to quick invest.  In addition, please include a risk factor that describes the potential risks that investors face when they choose to allow the Quick Invest system to fund loans on their behalf, including how often Prosper Marketplace has detected errors within the system.

Response:  In response to the Staff’s comment, we will add a risk factor that describes the frequency and type of errors PMI has detected in the Quick Invest tool and and how Prosper Funding will remedy any such errors in the risk factor entitled “Investors who use the Quick Invest tool may face additional risk of funding loans that have been erroneously selected by Quick Invest.”

Servicing Covenant, page 68

14.
We note that you “are obligated to use commercially reasonable efforts to maintain backup servicing arrangements for the borrower loans” and your risk factor disclosure on page 22 that you have a back-up servicing agreement with a loan servicing company.  Please revise to include additional information identifying the loan servicing company and its experience servicing assets of a similar type to borrower loans.  In addition, please file the back-up servicing agreement as an exhibit.

Response:  In response to the Staff’s comment, we will revise the Registration Statement to include additional information identifying CSC Logic, Inc. as the back-up servicer and describing CSC Logic, Inc.’s experience servicing assets of a similar type to borrower loans. We have also filed a form of the Back-Up Loan Servicing Agreement as an exhibit.

15.
Please tell us whether Prosper Marketplace will provide any reports or information to management and/or the Board of Prosper Funding in connection with their activities as servicer.  Also, please describe any and all audit procedures that Prosper Marketplace, their auditor, or the auditor for Prosper Funding, will conduct to ensure cash flows from specific notes are credited to the corresponding Borrower Payment Dependent Notes.  Please clarify if the results of these audits or any other assessment of Prosper Marketplace’s compliance with the servicing agreement will be provided to investors as part of Prosper Funding’s reports.  Please revise your risk factors disclosure based upon your response.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Response:

Reports from PMI

Pursuant to the loan servicing provisions of the Administration Agreement, PMI will provide the Company with an annual servicer compliance statement confirming that PMI has reviewed its activities and performance under the Administration Agreement during the preceding calendar year and, based upon such review, has determined that it materially fulfilled all of its obligations under the Administration Agreement during that year or, if there has been a failure to perform any such obligation in any material respect, specifically identifying each such failure and the nature and the status thereof.

Audit Procedures

As part of the annual audit performed by its independent auditor, the Company expects that its independent auditor will verify the information underlying the Company’s balance sheet and income statement, which would include, among other things, a reconciliation of cash inflows from borrower loan payments and cash outflows made to Note holders.  The Company does not currently plan to request or obtain a separate audit of such inflows and outflows; however, PMI will provide an annual compliance statement that the Company will summarize in its annual report on Form 10-K.

Loan Servicing and Collection, page 62

16.
On pages 63 and 64 of the prospectus, we note that a borrower loan may be referred to one of your collection agencies after the loan becomes more than 30 days past due.  If the performance of a note is materially dependent upon the services of a collection agency, please provide disclosure identifying the collection agency or collection agencies that you may use and their relevant experience obtaining collections on assets of a similar nature.

Response:  We respectfully submit that the performance of a Note is not materially dependent upon the services of a collection agency.  Collection agencies were responsible for less than 0.17% of the total amount of loan payments we collected in 2011.  With collection agencies responsible for such a small portion of our total loan collections, we do not believe that the performance of a Note is materially dependent upon the services of our collection agencies.

17.
We note on page 63 of the prospectus that the servicing fee for the notes is set at one percent of the outstanding principal balance; however, we also note that the definition of “servicing fee” in the servicing agreement references Section 4.2 of the agreement.  Section 4.2 of the agreement references Exhibit C.  In Exhibit C, the servicing fee is described as a formula that does not appear to be consistent with your disclosure that the fee is “one percent” of the outstanding principal balance.  For example, Exhibit C contemplates that a “servicing fee” is based on servicing, insufficient funds, origination fees, less other fees and expenses and repurchase and indemnification obligations.  Please revise as appropriate to reconcile any conflicting or unclear disclosure regarding the servicing fee.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Response:  The annual fee discussed in the prospectus and the loan servicing fee contemplated by the loan servicing provisions of the Administration Agreement are two different fees.  The annual fee discussed in the prospectus is the fee that the Company will charge Note holders, and that fee is an annualized rate currently set at 1% of the outstanding principal balance of the underlying loan.  The loan servicing fee contemplated by the Administration Agreement is the fee the Company will pay to PMI in consideration for PMI’s agreement to service the borrower loans on behalf of the Company.  As discussed above in our response to comment 3, the Company will also pay PMI separate fees in relation to PMI’s provision to the Company of corporate administration services and platform administration services under the Administration Agreement.

State securities laws, page 92

18.
We note your disclosure that Prosper Marketplace failed to timely renew applications to offer and sell notes in several states in 2010 and 2011.  We also note the disclosure in Prosper Marketplace’s 10-K that there may be additional penalties in connection with these failures.  Please revise your disclosure to discuss this possibility and provide management’s expectations as to the amount of the penalties.

Response:  In response to the Staff’s comment, we will revise the disclosure in this section and the disclosure in the “Risks Relating to Compliance and Regulation” section of the Registration Statement to update the amount of penalties paid by PMI in connection with the failure to timely renew applications to offer and sell notes in several states in 2010 and 2011.  We do not expect that PMI will incur any additional penalties in connection with these failures.

Director Compensation, page 94

19.
We note your response to our former comment 17 that you do not compensate directors and the “annual fee to [GSS]…is intended to compensate GSS for its services in identifying and providing [you] with suitable candidates to serve as independent directors.”  However, your disclosure on page 94 contradicts this by saying that you entered into an agreement with GSS to have representatives serve as independent directors and “[you] agreed to compensate GSS for providing such independent director services.”  Please disclose the fees paid to GSS as compensation to directors in accordance with Item 402(k).

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Response:  In response to the Staff’s comment, we will revise the disclosure in this section to disclose that we pay GSS an annual fee of $5,000.

Exhibits

20.	Please file any exhibits to exhibits that you have filed. For example, we note two exhibits have been omitted from Exhibit 10.4.

Response:  The omission of any exhibits to a material contract was inadvertent. Exhibit C to the Administration Agreement is included as part of Exhibit 10.7 to the Registration Statement. Exhibits A and B to Exhibit 10.7 are separately filed as Exhibits 10.1 and 10.2 to the Registration Statement.
Exhibit 4.2: Form of Indenture

21.
We note that your response to prior comment 19 contemplates that the company will provide, quarterly, a statement of fair value.  We also note your statement that you “believe” these actions are consistent with actions taken in prior requests for exemptive relief.  Please clarify whether Prosper Marketplace or Prosper Funding will seek similar exemptive relief under Section 314(d), or provide your analysis as to how the proposed revisions are consistent with the Trust Indenture Act absent such specific exemptive relief.

Response: Section 314(d)(1) of the Trust Indenture Act (the “TIA”) requires the obligor under an indenture that is secured by a pledge of property or securities to provide the indenture trustee with a certificate of an engineer, appraiser or other expert specifying the fair value of any property or securities to be released from the lien of the indenture and confirming that the release will not impair the security under the applicable indenture in contravention of the provisions thereof.

 From time to time, we might elect to sell delinquent borrower loans to a third party if we determine that such sale is the best means to realize the remaining value of such loans.  We will compensate any collection agency that we retain by paying such agency (or by permitting such agency to retain) an agreed-upon portion of any collections the agency makes on the applicable borrower loans.  The proceeds of any borrower loans that we sell to, and the net collections that we receive from, collection agencies will continue to be collateral subject to the lien of the Indenture.  In contrast, any borrower loan that remains unpaid on its Final Maturity Date (as defined in the Registration Statement) will no longer constitute collateral and the applicable Note holders will not be entitled to receive any collections thereafter received on such borrower loan.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

Section 314(d)(1) of the Trust Indenture Act (the “TIA”) requires the obligor under an indenture that is secured by a pledge of property or securities to provide the indenture trustee with a certificate of an engineer, appraiser or other expert specifying the fair value of any property or securities to be released from the lien of the indenture and confirming that the release will not impair the security under the applicable indenture in contravention of the provisions thereof.  We do not think that any of the provisions that we have described above; i.e., our right to sell delinquent loans, our compensation arrangements with collection agents or our right to retain for our own account any collections received on borrower loans that have reached their Final Maturity Dates, implicate Section 314(d)(1).  Congress enacted the TIA to address certain abuses that had been occurring in relation to publicly-offered debt securities.  In particular, we understand that Section 314(d)(1) is intended to prevent issuers from removing collateral from the lien of the indenture without substituting collateral of equivalent value (unless otherwise permitted by the indenture).  Any such unauthorized changes in the collateral would be disadvantageous to the holders of the indenture securities.  However, we are not proposing to remove collateral from the lien of our indenture but only to undertake ordinary collection efforts in regard to delinquent loans.  Any proceeds that we receive from the sale of such loans, and any net collections that we receive from collection agents, will continue to constitute collateral and will be applied to make required payments on the related Notes.  The issuer of any debt securities that are collateralized by loans or account receivables must be permitted to undertake such collection efforts since, otherwise, the amount of funds available to it to make payments on its debt securities will be significantly reduced.

The Commission has issued exemptive orders under the TIA to certain issuers that (i) collateralized their debt securities with inventory, accounts receivable and/or similar assets and (ii) proposed to sell such assets and/or apply the proceeds thereof in their businesses without delivering a Section 314(d) certificate for each such transaction.6  We believe that our situation is distinct from the situations described in these exemptive orders.  Specifically, as we understand these orders, the issuers sought permission to reduce their Section 314(d) compliance burdens in connection with sales of inventory or accounts receivable, etc., in which the sale proceeds would not continue to constitute collateral under the indenture but would be applied to other purposes in the ordinary course of the issuer's business.  In other words, these issuers sought relief under Section 314(d)(1) in connection with transactions that actually reduced the amount of collateral pledged under the indenture.  Our collection efforts will not have that effect since, as stated above, the net proceeds of the applicable borrower loans will continue to constitute collateral and will be applied pursuant to the indenture.  We do not think that issuers that undertake routine collection efforts to realize the value of collateral for the benefit of their security holders have been required to provide Section 314(d)(1) certificates.  The prospectus fully discloses our right to sell delinquent loans and to compensate collection agents and no investor could reasonably argue that such collection efforts will impair the value of the collateral backing his or her Notes in contravention of the terms of the indenture.   We therefore submit that we should not be deemed subject to Section 314(d)(1) and should not be required to seek an exemptive order.

6 See, e.g., Grupo Iusacell Celular, S.A. de C.V., SEC Release No. 39-2450 (Nov. 26, 2007); Software Brokers of America, Inc., SEC Release No. 39-2445 (Dec. 28, 2006); Mrs. Fields Famous Brands, LLC, Mrs. Fields Financing Company, Inc., and Certain Guarantors, SEC Release No. 39-2434 (Mar. 24, 2005); Algoma Steel, Inc., SEC No-Action Letter (Dec. 23, 2002).

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

The final provision mentioned above—the fact that we will retain for our own account collections received on borrower loans after their Final Maturity Dates—also does not implicate Section 314(d).  As defined in the Indenture, the collateral will exclude any borrower loan that has reached its Final Maturity Date.  Any such borrower loan will therefore not be released from the lien of the Indenture pursuant to affirmative action taken by us but will, instead, by definition cease to constitute collateral on its Final Maturity Date.  The treatment of borrower loans that reach their Final Maturity Dates is fully disclosed in the prospectus.  We therefore believe that here, also, there is no reason from an investor protection standpoint to apply Section 314(d).

Exhibit 10.4

22.
We note that you have withdrawn your Confidential Treatment Request and filed an unredacted version of the Servicing Agreement.  However, “Confidential Treatment Requested” remains on the first page.  Please refile this exhibit without the reference to confidential treatment.

Response:  We note the Staff’s comment. The caption “Confidential Treatment Requested” will not appear on the first page of the Administration Agreement.

23.
We note on page 23 that the servicer will provide an annual servicer compliance statement.  Please revise your prospectus to disclose that the servicer will provide the compliance statement and that you will provide a summary of the results in your Form 10-K.

Response:  We will revise the disclosure in the “Summary of Indenture, Form of Notes and PMI Agreements—Administration Agreement—Servicing of Borrower Loans and Notes” section to disclose that PMI will provide an annual compliance statement and that we will provide a summary of such statement in the Company’s annual report on Form 10-K.

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Division of Corporation Finance
U.S. Securities and Exchange Commission
October 1, 2012

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 3 thereto, to Keir D. Gumbs at Covington & Burling LLP at (202) 662-5500.

Very truly yours,
/s/ Sachin Adarkar
Sachin Adarkar
Secretary

cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004